NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Metalla Royalty & Streaming Ltd. (the "Corporation") will be held at the offices of DLA Piper (Canada) LLP located at Suite 2800, Park Place, 666 Burrard Street, Vancouver British Columbia V6C 2Z7, on Wednesday, June 22, 2022 at 10:00 a.m. (Vancouver Time) and via teleconference for the following purposes (which are further described in the Corporation's information circular ("Circular") and available on the Corporation's website at www.metallaroyalty.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov):

1. To receive and consider the report of the directors to the Shareholders and the audited financial statements of the Corporation for the year ended December 31, 2021 together with the auditor's report thereon.  See the section titled "Particulars of Matters to be Acted Upon - Financial Statements, Audit Report and Management's Discussion & Analysis" in the Circular.

2. To set the number of directors to be elected at the Meeting at six (6). See the section titled "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Circular.

3. To elect the directors of the Corporation for the ensuing year. See the section titled "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular.

4. To appoint KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year at a remuneration to be approved by the board of directors. See the section titled "Particulars of Matters to be Acted Upon - Appointment and Remuneration of Auditor" in the Circular.

5. To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation's Share Compensation Plan. See the section titled "Particulars of Matters to be Acted Upon -  Approval of Share Compensation Plan" in the Circular.

6. To transact such other business as may properly come before the Meeting.

Impact of COVID-19

This year to proactively deal with the unprecedented health impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, and in compliance with current government direction and advice, we will hold a hybrid Meeting, allowing for Shareholder participation in person and via teleconference. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1-(866)-214-9607 (Canada and USA) or +1-(647)-427-7523 (International). Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and input conference code 439.159.9895 to join the Meeting.  Please refer to the sections titled "Appointment of Proxyholders and Completion and Revocation of Proxies and VIFs" and "Voting of Proxies and VIFs" in the Circular for details on how to vote at the Meeting.

The Corporation reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of press release. Shareholders are advised to monitor the Corporation's website at  www.metallaroyalty.com or the Corporation's profile, in Canada, on SEDAR at  www.sedar.com and, in the United States, on EDGAR, at www.sec.gov, where copies of such press releases, if any, will be posted. Shareholders are advised to check the Corporation's website regularly for the most current information. The Corporation does not intend to prepare an amended Circular in the event of changes to the Meeting format. Shareholders will not be able to vote through the teleconference call and we encourage Shareholders to vote their Common Shares prior to the Meeting by any of the means described in the Circular.

Only Shareholders of record as at the close of business on May 5, 2022 are entitled to notice of the Meeting. Shareholders are reminded to review the Circular before voting.

DATED at Vancouver, British Columbia this 5th day of May, 2022.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Kim C. Casswell"

Kim C. Casswell

Corporate Secretary

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend and would like your Common Shares represented, please complete the enclosed Form of Proxy (or Request for Voting Instructions, a "VIF") and return it as soon as possible.  To be valid, all Proxies must returned to the offices of the Registrar and Transfer Agent of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. Non-registered owners of the Common Shares must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or VIF.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.